Exhibit K

United States District Court of Massachusetts Bars Activist 1Globe Capital and Jiaqiang Li From

Making Further Materially Misleading Statements Regarding Sinovac

Court Found That 1Globe and Li Likely Violated Disclosure Obligations; Mandates Both File Updated Disclosures Within 5 Days of Order

Decision Cites Prolonged Pattern of Corruption and Deception by 1Globe and Li

Vivo Calls on All Shareholders to Support SAIF’s Slate of Qualified Nominees, Reject 1Globe’s Deception, and Stand Up for Transparent Corporate Governance Ahead of Special Meeting of Shareholders on July 8, 2025

PALO ALTO, Calif.--(BUSINESS WIRE)--Vivo Capital (“Vivo” or “we”), a leading global investment firm focused exclusively on healthcare and life sciences and a long-term shareholder of Sinovac Biotech Ltd. (NASDAQ:SVA) (“Sinovac” or the “Company”), today announced that the United States District Court of Massachusetts (“the Court”) granted Vivo’s motion for a preliminary injunction against 1Globe Capital, LLC and its owner Jiaqiang “Chiang” Li (collectively, “1Globe”), barring 1Globe from making further materially misleading statements regarding their shareholding or intentions with respect to Sinovac and mandating that they file an amended and accurate Schedule 13D disclosing their beneficial ownership interests, control relationships, group affiliations, and plans and proposals relating to Sinovac.

Effectively, the decision compels 1Globe to “come clean” after years of deliberately circumventing proper disclosure laws to mislead other shareholders of their true ownership position and intentions regarding their investment in Sinovac. As Vivo demonstrated to Judge Myong J. Joun by a substantial likelihood, 1Globe failed to provide disclosures mandated by federal securities laws while they clandestinely formed a group with ally OrbiMed, took control of Sinovac’s Board of Directors, carried out plans and proposals to weaken the corporate governance and business of Sinovac, and attempted to enrich themselves at the expense of all shareholders, including by attempting to illegally disenfranchise Vivo and certain other shareholders.

Judge Joun cited multiple examples of 1Globe’s coordinated activities that formed the background of their repeated disclosure violations, including:

●	Mr. Li involved three relatives to discreetly build positions in Sinovac, later used to the activists’ advantage in the 2018 Annual General Meeting for Shareholders (“AGM”); the relatives’ stock positions and relations to Mr. Li were not publicly disclosed.

●	In the lead-up to the 2018 AGM, and during 1Globe’s legal battle against the Company, 1Globe failed to make any Sinovac-related disclosures until after the shareholder vote occurred.

●	1Globe and its allies were found by both the High Court of Hong Kong and a regulator from the People’s Republic of China to have forged documents on separate occasions in 2018 and 2020, respectfully, to unlawfully change the directors of Sinovac subsidiaries.

This decision affirms Vivo’s efforts to restore transparent corporate governance at Sinovac. Given the precedent set by 1Globe, Vivo believes they, along with OrbiMed, will continue their attempts to harm and disenfranchise shareholders until and unless the Board is reconstituted. Vivo has remained steadfast in its mission to restore trust in the Company’s governance, and ultimately, in the Company’s ability to resume trading and return cash to shareholders, despite 1Globe’s attempts to illegally exclude Vivo from exercising our lawful right to vote at the upcoming Special Meeting of Shareholders to be held on Wednesday, July 9, 2025 at 8:00 a.m. China Standard Time (Tuesday, July 8, 2025 at 8:00 p.m. Atlantic Standard Time).

Vivo echoes the calls by other long-term shareholders, such as SAIF Partners and Prime Success, to remove the current Board, controlled by 1Globe, and vote the GOLD card in favor of SAIF Partners’ qualified candidates, and to discard the Company’s white card.

If the new Board is elected, Vivo believes they will restore proper governance, a critical step to enable the Company to (i) retain a new auditor, (ii) accelerate the implementation of a legitimate, audited, and realistic dividend plan maximizing all shareholders’ returns, (iii) get back on track towards restoring trading on the NASDAQ, and (iv) end all cost-consuming shareholder disputes.

About Vivo Capital

Founded in 1996, Vivo Capital is a leading global healthcare investment firm with a diverse, multi-fund investment platform spanning venture capital, growth equity, buyout, and public equities. The Firm has approximately $5.3 billion in regulatory assets under management and has invested in over 430 public and private companies globally. Headquartered in Palo Alto, California, the Vivo team consists of more than 75 multi-disciplinary professionals. Vivo invests broadly in healthcare across multiple sub-sectors, including biotechnology, pharmaceuticals, medical devices, and healthcare services, with a focus on the largest healthcare markets globally.

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Pro-Vivo@Prosek.com